Filed Pursuant to Rule 253(g)(2)

File No. 024-12624

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 3 DATED FEBRUARY 26, 2026

TO THE OFFERING CIRCULAR DATED JUNE 3, 2025

This document (“Supplement No. 3”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated June 3, 2025, as filed by us with the Securities and Exchange Commission (the “SEC”) on June 3, 2025 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Share Price

Effective as of the date of this Supplement No. 3, the purchase price per share of our common stock in this Offering is now $108.06/share.

Determination of the Offering Price

This share price reflects the Company’s net asset value (“NAV”) as of December 31, 2025, as determined under the Company’s new Valuation Policy (discussed below). All current stockholders’ total stock value now equals the number of shares owned multiplied by this updated share price.

The table below outlines various steps and figures associated with our Board-approved valuation of $108.06/share.

The components of the Net Asset Value calculation as of December 31, 2025, and June 30, 2025, are detailed in the following tables.

Components of NAV	31-Dec-25	30-Jun-25

Investments in Farmland (1)	$129,729,906	$135,295,250
Investments in Farmland Mortgages (2)	$23,380,922	$25,754,425
Cash	$1,480,606	$86,913
Receivables and Accrued	$1,660,447	$1,888,282
Other	$231,980	$542,227
Total Assets	$156,483,861	$163,567,097

Accounts payable and accrued expenses	$2,143,501	$1,654,543
Lines of credit	$–	$4,875,422
Notes payable, unsecured (3)	$25,446,026	$25,245,744
Mortgages payable (4)	$6,459,330	$6,278,790
Total liabilities	$34,048,857	$38,054,499

Equity Value	$122,435,004	$125,512,598

Shares Outstanding	1,131,003.23	1,100,843.13
Fully Diluted Shares Outstanding (5)	1,133,003.23	1,105,643.13

NAV per Share (diluted)	$108.06	$113.52

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December 31, 2025 Footnotes

(1) Includes an appraised value of $122,996,773, $5,120,575 of organic premium and $1,612,558 of new acquisitions after June 30, 2025.

(2) Book basis net of allowances for loan losses and reflects market value. Includes Lines of Credit.

(3) Fair value of notes payable using 6.19% market interest rate and existing terms on outstanding notes payable. Outstanding interest rates on notes payable range from 1% to 4%.

(4) Fair value of mortgages payable based on a current 6.1% variable rate relative to existing variable rates ranging from 6.20% to 6.35%.

(5) Diluted share count reflects the effects of option dilution on the value per share calculation.

June 30, 2025 Footnotes

(1) Includes an appraised value of $122,938,060, $5,695,761 of organic premium and $6,661,430 of new acquisitions after December 31, 2024.

(2) Book basis net of allowances for loan losses and reflects market value. Includes Lines of Credit.

(3) Fair value of notes payable using 6.73% market interest rate and existing terms on outstanding notes payable. Outstanding interest rates on notes payable range from 1% to 4%.

(4) Fair value of mortgages payable based on a current 6.4% variable rate relative to existing variable rates ranging from 6.20% to 6.35%.

(5) Diluted share count reflects the effects of option dilution on the value per share calculation.

Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price on the basis of our Valuation Policy dated January 22, 2025. This price, while based on management’s best estimate of our NAV, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

We update our share price twice per year, typically in the fall and the spring. It is our belief that this will allow current stockholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is also used for our DRIP and to determine the repurchase price of shares under our Stock Redemption Program, at such time that the Company offers to redeem shares under that program.

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